TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold Reports Second Quarter 2024 Financial and Operating Results

All financial figures are in US dollars, unless otherwise indicated.

August 7, 2024 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce its second quarter 2024 summary financial and operating results. The Company's unaudited condensed consolidated interim financial statements and related management's discussion and analysis ("MD&A") for the three and six months ended June 30, 2024 will be available for download on the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar and on the Company's website at www.equinoxgold.com. The Company will host a conference call and webcast on August 8, 2024 commencing at 7:30 am Pacific Time to discuss second quarter results and activities underway at the Company. Further details are provided at the end of this news release.

Greg Smith, President and CEO of Equinox Gold, commented: "The highlight of the second quarter was achieving first gold pour at our new Greenstone Mine in Ontario. We also acquired our partner's 40% interest in the mine and now hold 100% of this world-class asset. We remain on schedule to achieve commercial production at Greenstone during the third quarter.

"At our Mesquite mine, slower-than-planned recoveries affected Q2 production and at our Aurizona mine, a geotechnical event caused a temporary suspension of production for May and June. Post quarter end, we have transitioned to residual leaching at our small Phase 1 Castle Mountain mine while we advance engineering and permitting for the 200,000-ounce-per-year Phase 2 expansion. Our adjusted guidance reflects lower production from these assets in 2024, offset by higher production and lower costs from our increased ownership in Greenstone. We continue to expect substantially higher gold production and significantly lower costs in the second half of 2024."

HIGHLIGHTS FOR THE THREE MONTHS ENDED JUNE 30, 2024

Operational

• Produced 122,221 ounces of gold

• Sold 115,423 ounces of gold at an average realized gold price of $2,328 per oz

• Total cash costs of $1,747 per oz and AISC of $2,041 per oz(1)

• One fatality during the Quarter, as discussed in the Fazenda section of the MD&A

• No lost-time injuries; total recordable injury frequency rate(2) of 1.82 per million hours worked for the 12-month rolling period (1.80 for the Quarter)

• Significant environmental incident frequency rate(2) of 0.29 per million hours worked for the 12-month rolling period (0.00 for the Quarter)

• Temporarily suspended mining in the Piaba open pit at Aurizona following a geotechnical event as the result of persistent heavy rains; accelerated mining in the new Tatajuba open pit to mitigate the impact to production

Earnings

• Income from mine operations of $26.6 million

• Net income of $283.8 million or $0.72 per share (basic)

• Adjusted net loss of $5.8 million or $0.01 per share(1) (basic)

Financial

• Cash flow provided by operations before changes in non-cash working capital of $45.1 million (cash flow used in operations of $33.0 million after changes in non-cash working capital)

• Adjusted EBITDA of $51.3 million(1)

• Sustaining expenditures(1) of $31.0 million and non-sustaining expenditures of $82.6 million

• Cash and cash equivalents (unrestricted) of $167.5 million at June 30, 2024

• Net debt(1) of $1,308.9 million at June 30, 2024

_____________________________

(1) Cash costs per oz sold, AISC per oz sold, sustaining capital, sustaining expenditures, adjusted net income, adjusted EBITDA, adjusted EPS, and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(2) Total recordable injury frequency rate ("TRIFR") and significant environmental incident frequency rate ("SEIFR") are both reported per million hours worked. TRIFR is the total number of injuries excluding those requiring simple first aid treatment.

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com

Corporate

• On April 23, 2024, the Company announced its acquisition of the remaining 40% interest in Greenstone from Orion

- At the date of announcement, consideration totaled $995 million and consisted of:

• 42.0 million common shares of Equinox Gold valued at $250 million;

• $705 million in cash payable on closing; and

• $40 million in cash payable by December 31, 2024.

- The Company closed the transaction on May 13, 2024, giving Equinox Gold 100% ownership of Greenstone. At the date of transaction close, consideration as measured for the purposes of financial reporting totaled $961 million(1)

- Equinox Gold funded the cash consideration with net proceeds from a new $500 million three-year term loan (the "Term Loan") and a bought deal equity financing of common shares of Equinox Gold at a price of $5.30 per common share (the "Offering"). The Offering, including an over-allotment option, closed on April 26, 2024 and Equinox Gold issued 56,419,000 common shares for aggregate gross proceeds of $299 million

• In connection with the Term Loan, entered into gold collar contracts with an average put strike price of $2,177 per oz and an average call strike price of $2,988 per oz, for 279,996 ounces per month beginning July 2024 through to June 2026

• Extended maturity of 2019 and 2020 convertible notes:

- Maturity date of the $139.7 million principal 5.00% convertible notes due April 12, 2024 extended by six months to October 12, 2024

- Maturity date of the $139.3 million principal 4.75% convertible notes due March 10, 2025 extended by six months to September 10, 2025 and conversion price amended from $7.80 to $6.50

• Published the Company's annual Environmental, Social & Governance ("ESG") Report

• Announced the "Ride to Greenstone" fundraiser, a 3,634 km cycling relay commencing August 5, 2024 from Vancouver, BC to Geraldton, ON to raise money for the Geraldton District Hospital, with nearly C$1.2 million raised at the date of this news release

Development

• Commenced processing ore at Greenstone:

- Ore introduced into the grinding circuit on April 6, 2024

- Achieved first gold pour on schedule on May 22, 2024, with 16,247 oz of gold produced in Q2 2024

- Advanced ramp-up, with commercial production expected by the end of Q3 2024

RECENT DEVELOPMENTS

- In August 2024, the Company will suspend mining at Castle Mountain for the duration of the Phase 2 permitting process; residual leaching and gold production is expected to continue through the remainder of the year

- Production and cost guidance updated to reflect the consolidation of the Company's ownership of Greenstone, the suspension of mining at Castle Mountain until Phase 2 permitting is complete, slower-than-expected recoveries at Mesquite and the geotechnical event at Aurizona

- Production estimated at 655,000 to 750,000 oz of gold with cash costs of $1,305 to $1,405 per oz and AISC of $1,635 to $1,735 per oz sold(2)

- Sustaining expenditures(2) estimated at $210 million, non-sustaining expenditures estimated at $255 million

________________________

(1) Refer to note 3 of the Company's condensed consolidated interim financial statements for the three and six months ended June 30, 2024 for further details.

(2) Cash costs per oz sold, AISC per oz sold, and sustaining expenditures are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS

		Three months ended			Six months ended
Operating data	Unit	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Gold produced	oz	122,221	111,725	137,661	233,946	260,408
Gold sold	oz	115,423	116,504	138,094	231,927	261,389
Average realized gold price	$/oz	2,328	2,066	1,962	2,197	1,931
Cash costs per oz sold(1)(2)	$/oz	1,747	1,567	1,361	1,653	1,354
AISC per oz sold(1)(2)	$/oz	2,041	1,950	1,502	1,993	1,576
Financial data
Revenue	M$	269.4	241.3	271.6	510.8	505.7
Income from mine operations	M$	26.6	11.4	30.7	38.0	45.2
Net income (loss)	M$	283.8	(42.8)	5.4	241.0	22.8
Net income (loss) per share (basic)	$/share	0.72	(0.13)	0.02	0.67	0.07
Adjusted EBITDA(1)	M$	51.3	52.2	70.9	103.5	127.9
Adjusted net loss(1)	M$	(5.8)	(14.4)	(6.3)	(20.2)	(9.3)
Adjusted EPS(1)	$/share	(0.01)	(0.04)	(0.02)	(0.06)	(0.03)
Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	167.5	125.3	174.4	167.5	174.4
Net debt(1)	M$	1,308.9	803.9	660.6	1,308.9	660.6
Operating cash flow before changes in non-cash working capital	M$	45.1	47.7	81.2	92.9	276.6

(1) Cash costs per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net loss, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(2) Consolidated cash cost per oz sold and AISC per oz sold for the three and six months ended June 30, 2024 excludes Greenstone's results as the mine has not yet achieved commercial production. Consolidated AISC per oz sold excludes corporate general and administration expenses.

(3) Numbers in tables throughout this news release may not sum due to rounding.

Gold ounces sold in Q2 2024 were 16% lower compared to Q2 2023 primarily due to 78% lower production at Aurizona, offset partially by production at Greenstone. At Aurizona, the lower production was due to the suspension of mining in the Piaba pit in April 2024 due to geotechnical issues. Milling and gold production continued from the existing ore stockpile until the end of April 2024. During Q2 2024, the plant was idle for eight weeks while mining transitioned to the Tatajuba pit. In May 2024, mining commenced at the Tatajuba open pit and ore production for plant feed started in June 2024. The plant was restarted in July 2024. At Greenstone, ore was introduced into the system on April 6, 2024, the first gold pour was achieved on schedule on May 22, 2024 and the mine continued to ramp up through the Quarter.

Gold ounces sold for the six months ended June 30, 2024 were 11% lower compared to the same period in 2023 primarily due to lower production at Aurizona and Los Filos, offset partially by production at Greenstone. The lower production at Aurizona is for the reasons mentioned above. At Los Filos, the lower production was expected and is attributable to mining sequencing, with more waste stripping during Q1 2024 as compared to Q1 2023, as well as the crusher being offline for most of Q1 2024 due to planned repositioning of a portion of the conveyor.

Revenue was lower in Q2 2024 compared to Q2 2023 primarily due to a decrease in gold ounces sold, partially offset by a 19% increase in realized gold prices. The Company realized $2,328 per ounce sold in Q2 2024 generating $269.4 million in revenue, compared to $1,962 per ounce sold in Q2 2023, generating $271.6 million in revenue.

Revenue was higher for the six months ended June 30, 2024 compared to the same period in 2023 due to a 14% increase in realized gold prices, offset partially by a decrease in gold ounces sold. The Company realized $2,197 per ounce sold for the six months ended June 30, 2024 generating $510.8 million in revenue, compared to $1,931 per ounce sold in the same period of 2023, generating $505.7 million in revenue.

Cash costs per oz sold and AISC per oz sold were 28% and 36% higher in Q2 2024 compared to Q2 2023, respectively, and were 22% and 27% higher for the six months ended June 30, 2024 compared to the same period in 2023, respectively. These results were primarily driven by lower production at Aurizona and higher costs at Santa Luz. While input costs were generally lower in 2024 than in 2023, several assets have experienced temporary operating issues that have impacted the cost per ounce metrics. Aurizona had geotechnical issues that limited mining operations during the Quarter and Santa Luz worked through recovery issues in H1 2024 that impacted processing and production. Additionally, capital spend at Santa Luz was higher in the three and six months ended June 30, 2024 compared to the same periods in 2023, driven by a tailings storage facility ("TSF") raise.

Sustaining and non-sustaining expenditures totaled $31.0 million and $82.6 million, respectively, for the three months ended June 30, 2024. Sustaining and non-sustaining expenditures are broken down by mine site in the MD&A.

2024 GUIDANCE

The Company has updated its 2024 production and cost guidance to reflect the consolidation of its ownership of Greenstone, the suspension of mining at Castle Mountain Phase 1 until Phase 2 permitting is complete, slower-than-expected recoveries at Mesquite, and the geotechnical event at Aurizona.

	Production (oz)	Cash Costs ($/oz)(1)(2)	AISC ($/oz)(1)(2)	Sustaining expenditures (M$)(1)(3)	Non-sustaining expenditures (M$)(1)(4)
Canada
Greenstone(5)	175,000 - 205,000	$690 - $790	$840 - $940	$32	$159
USA
Mesquite	55,000 - 65,000	$1,345 - $1,445	$1,410 - $1,510	$5	$60
Castle Mountain	15,000	$1,718	$1,942	$3	$4
Mexico
Los Filos	155,000 - 175,000	$1,785 - $1,885	$2,090 - $2,190	$50	$-
Brazil
Aurizona	70,000 - 80,000	$1,450 - $1,550	$2,175 - $2,275	$58	$11
Fazenda	65,000 - 70,000	$1,195 - $1,295	$1,560 - $1,660	$25	$3
Santa Luz	70,000 - 80,000	$1,495 - $1,595	$1,900 - $2,000	$21	$4
RDM	50,000 - 60,000	$1,260 - $1,360	$1,800 - $1,900	$16	$14
Total(6)	655,000 - 750,000	$1,305 - $1,405	$1,635 - $1,735	$210	$255

(1) Cash costs per oz sold, AISC per oz sold, sustaining capital and non-sustaining capital are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(2) Exchange rates used to forecast 2024 cash cost and AISC per oz include a rate of BRL 5:00 to USD 1 and MXN 17.50 to USD 1.

(3) Sustaining expenditures include asset retirement obligation accretion and amortization, exploration expense and capital expenditures.

(4) Non-sustaining expenditures include exploration expense and capital expenditures.

(5) 2024 Guidance at Greenstone reflects the Company's 100% ownership of the project. Greenstone gold production guidance for 2024 includes all ounces expected to be produced during the pre-commercial production and commercial production periods. 2024 cash cost per ounce and AISC per ounce guidance figures are the expected costs of gold production after commercial production is achieved.

(6) Group total is the sum or average of the individual mine-level amounts. Numbers may not sum due to rounding.

In May 2024, the Company fully consolidated ownership of Greenstone with the acquisition of the remaining 40% ownership interest from its former joint venture partner. The Company’s previous production guidance for Greenstone reflected its former 60% joint venture ownership interest. To reflect the Company’s now 100% ownership of the mine, 2024 Greenstone production and sustaining and non-sustaining expenditure guidance has been increased. There is no change to 2024 cash cost and AISC guidance for Greenstone.

On February 16, 2024, the Company stated as part of its 2024 guidance that, due to an extension into fiscal 2026 of the permitting process for the 200,000 ounce per year Phase 2 expansion plan, it was reviewing the Castle Mountain Phase 1 operation. Given the increasing costs associated with contract mining, crushing and agglomeration, and increasing complexity and variability in mining low-grade historical backfill, the Company will suspend mining at Castle Mountain for the duration of the Phase 2 permitting process. Residual leaching and gold production is expected to continue through the remainder of 2024. The primary focus at Castle Mountain will be on advancing permitting and engineering for construction of Phase 2. Accordingly, Castle Mountain will be reported as a development project going forward.

Mesquite production guidance for 2024 was 75,000 to 85,000 ounces of gold. However, while recoverable ounces stacked in 2024 is exceeding plan, the mine is realizing slower-than-expected recoveries from the heap leach pad and guidance has been adjusted to 55,000 to 65,000 ounces of gold. Cost guidance for 2024 is unchanged with cash costs of $1,345 to $1,445 per oz and AISC of $1,410 to $1,510 per oz. Budgeted sustaining expenditures of $5 million primarily relate to processing equipment. Non-sustaining expenditures, relating primarily to capitalized waste stripping of the Ginger pit, are expected to be $60 million. The decrease compared to original guidance is due to positive ore reconciliations in the Ginger pit, resulting in less capitalized waste stripping.

In late March 2024, due to persistent heavy rains at Aurizona, there was a displacement of material in two locations in the south wall of the Piaba pit and mining of that pit was suspended. The plant processed stockpiled ore through April and mining of the Tatajuba deposit, which was originally planned to start in Q4 2024, commenced in May. The plant was idle for May and June and restarted in July. Most of the ore feed for the remainder of 2024 will come from Tatajuba.

As a result of the impact of the geotechnical event, production guidance for 2024 has been reduced from 110,000 to 120,000 ounces of gold to 70,000 to 80,000 ounces of gold with cash costs of $1,450 to $1,550 per oz and AISC of $2,175 to $2,275 per oz. Updated projections of sustaining expenditures at Aurizona are $58 million in 2024, primarily relating to capitalized waste stripping. Updated projections of non-sustaining expenditures at Aurizona of $11 million in 2024 primarily relate to infrastructure and engineering for planned underground development.

AISC cost guidance for Santa Luz has been increased to $1,900 to $2,000 per oz, reflecting higher anticipated sustaining expenditures of $21 million in 2024, primarily relating to capitalized waste stripping and additional plant equipment upgrades.

RDM sustaining expenditures decreased compared to original guidance due to lower anticipated sustaining expenditures related to the new rental fleet.

Guidance for the other mines remains as originally disclosed on February 16, 2024. After the updates, consolidated production for 2024 is forecast at 655,000 to 750,000 oz of gold (compared to the original forecast of 660,000 to 750,000 oz of gold).

As disclosed on February 16, 2024, cost and production guidance for Los Filos is subject to the successful execution of new social and land access agreements with local community stakeholders and landowners. The Los Filos team is in a dialogue process with the three communities where the mine is located, with the goal of reaching new land access agreements with each of them in a collaborative and transparent way. These new agreements are necessary to help ensure the long-term economic and investment viability of the mine, including the addition of a new CIL processing plant. If the Company is unable to satisfactorily complete these agreements, the Company will re-evaluate the current operation and may elect to cease operations. Accordingly, Los Filos production and cost guidance for 2024 remains subject to change.

The Company may revise guidance during the year to reflect changes to expected results.

SELECTED FINANCIAL RESULTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

$ amounts in millions, except per share amounts	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Revenue	$269.4	$271.6	$510.8	$505.7
Cost of sales
Operating expense	(198.6)	(192.7)	(382.4)	(364.9)
Depreciation and depletion	(44.2)	(48.2)	(90.4)	(95.6)
Income from mine operations	26.6	30.7	38.0	45.2
Care and maintenance expense	-	(0.3)	-	(1.4)
Exploration and evaluation expense	(2.7)	(4.0)	(5.1)	(5.8)
General and administration expense	(12.7)	(12.3)	(26.8)	(22.2)
Income (loss) from operations	11.3	14.1	6.1	15.7
Finance expense	(20.7)	(14.3)	(38.1)	(27.0)
Finance income	2.4	3.3	4.3	6.3
Share of net income (loss) in associate	0.3	(1.1)	0.7	(17.1)
Other income (expense)	454.0	2.6	440.1	34.4
Net income (loss) before taxes	447.3	4.5	413.1	12.3
Income tax recovery (expense)	(163.5)	0.8	(172.1)	10.4
Net income (loss)	$283.8	$5.4	$241.0	$22.8
Net income (loss) per share attributable to Equinox Gold shareholders
Basic	$0.72	$0.02	$0.67	$0.07
Diluted	$0.61	$0.02	$0.57	$0.07

Additional information regarding the Company's financial and operating results is available in the Company's Q2 2024 Financial Statements and accompanying MD&A for the three and six months ended June 30, 2024, which will be available for download on the Company's website at www.equinoxgold.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

CONFERENCE CALL AND WEBCAST

The Company will host a conference call and webcast on Thursday, August 8, 2024, commencing at 7:30 am PT (10:30 am ET) to discuss second quarter results.

Conference Call

Toll-free in U.S. and Canada: 1-844-763-8274
International callers: +1 647-484-8814

Webcast

www.equinoxgold.com/financials

ABOUT EQUINOX GOLD

Equinox Gold is a growth-focused Canadian mining company with eight producing gold mines and a path to achieve more than one million ounces of annual gold production from a pipeline of expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

EQUINOX GOLD CONTACTS

Greg Smith, President & Chief Executive Officer

Rhylin Bailie, Vice President, Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

NON-IFRS MEASURES

This news release refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, AISC contribution margin, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt, and sustaining capital expenditures that are measures with no standardized meaning under IFRS, i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Numbers presented in the tables below may not sum due to rounding.

Cash Costs and Cash Costs per oz Sold

Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate operating income and cash flow from mining operations. Cash costs are calculated as mine site operating costs and are net of silver revenue. Cash costs are divided by ounces sold to arrive at cash costs per oz sold. In calculating cash costs, the Company deducts silver revenue as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

AISC per oz Sold

The Company uses AISC per oz of gold sold to measure performance. The methodology for calculating AISC was developed internally and is calculated below. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. AISC includes cash costs (described above) and also includes sustaining capital expenditures (described in following section), sustaining lease payments, reclamation cost accretion and amortization and exploration and evaluation costs. This measure seeks to reflect the full cost of gold production from current operations, therefore, expansionary capital and non-sustaining expenditures are excluded.

Prior to Q2 2023, the Company's calculation of cash costs included the principal portion of sustaining lease payments. Commencing in Q2 2023, to improve the comparability of the Company's financial performance measures with its peers and align to the standards outlined by the World Gold Council, the Company has excluded sustaining lease payments from its calculation of cash costs and has included them as a component of AISC. The calculations of cash costs and AISC for comparative periods have been adjusted to conform with the current methodology and are different from the measures previously reported.

The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis:

$'s in millions, except ounce and per oz figures	Three months ended			Six months ended
	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Operating expenses	$198.6	$183.8	$192.7	$382.4	$364.9
Silver revenue	(0.7)	(0.6)	(0.7)	(1.3)	(1.0)
Fair value adjustment on acquired inventories	(6.6)	(0.6)	(4.1)	(7.2)	(10.0)
Greenstone operating expense(1)	(7.8)	-	-	(7.8)	-
Total cash costs	$183.5	$182.6	$187.9	$366.1	$353.8
Sustaining capital	26.0	39.0	12.7	65.0	45.2
Sustaining lease payments	2.1	2.6	4.5	4.7	8.3
Reclamation expense	2.6	2.8	2.2	5.5	4.5
Sustaining exploration expense	0.2	0.2	-	0.4	-
Greenstone reclamation expense(1)	(0.1)	-	-	(0.1)	-
Total AISC	$214.5	$227.2	$207.4	$441.7	$411.8
Gold oz sold	115,423	$116,504	$138,094	$231,927	$261,389
Greenstone gold oz sold(1)	(10,358)	-	-	(10,358)	-
Adjusted gold oz sold	105,065	$116,504	$138,094	$221,569	$261,389
Cash costs per gold oz sold	$1,747	$1,567	$1,361	$1,653	$1,354
AISC per oz sold	$2,041	$1,950	$1,502	$1,993	$1,576

(1) Consolidated cash cost per oz sold and AISC per oz sold for the three and six months ended June 30, 2024 excludes Greenstone results as the mine has not yet achieved commercial production.

Sustaining Capital and Sustaining Expenditures

Sustaining expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company's projects and certain expenditures at the Company's operating sites which are deemed expansionary. Sustaining capital can include, but are not limited to, capitalized stripping costs at open pit mines, underground mine development, mining and milling equipment, and TSF raises. Sustaining expenditures includes sustaining capital, sustaining lease payments, reclamation expense and sustaining exploration expense.

The following table provides a reconciliation of sustaining expenditures to the Company's total expenditures for continuing operations:

	Three months ended			Six months ended
$'s in millions	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Capital additions to mineral properties, plant and equipment(1)	$139.1	$134.4	$131.4	$273.5	$285.9
Less: Non-sustaining capital at operating sites	(4.8)	(10.0)	(4.2)	(14.7)	(8.8)
Less: Non-sustaining capital at development projects	(92.7)	(64.1)	(103.3)	(156.8)	(194.5)
Less: Capital expenditures - corporate	-	-	(0.1)	-	(0.1)
Less: Other non-cash additions(2)	(15.6)	(21.4)	(11.2)	(37.0)	(37.3)
Sustaining capital	$26.0	$39.0	$12.7	$65.0	$45.2
Add: sustaining lease payments	2.1	2.6	4.5	4.7	8.3
Add: reclamation expense	2.6	2.8	2.2	5.5	4.5
Add: sustaining exploration expense	0.2	0.2	-	0.4	-
Sustaining expenditures	$31.0	$44.6	$19.5	$75.6	$58.0

(1) Per mineral properties, plant and equipment note in the Company's financial statements. Capital additions exclude non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.

(2) Non-cash additions include right-of-use assets associated with leases recognized in the period, capitalized depreciation for deferred stripping activities, and capitalized non-cash share-based compensation.

Total Mine-Site Free Cash Flow

Mine-site free cash flow is a non-IFRS financial performance measure. The Company believes this measure is a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. In calculating total mine-site free cash flow, the Company excludes the impact of fair value adjustments on acquired inventories as these adjustments do not impact cash flow from operating mine sites. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

In Q4 2023, the Company revised the calculation to include changes in non-cash working capital and present mine-site free cash flow after changes in non-cash working capital. The Company believes it is useful to provide mine-site free cash flow before and after changes in non-cash working capital as working capital can fluctuate significantly between periods due to numerous factors.

The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended			Six months ended
$'s in millions	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Operating cash flow before non-cash changes in working capital	$45.1	$47.7	$81.2	$92.9	$276.6
Less: Fair value adjustments on acquired inventories	2.2	0.6	4.1	2.8	10.0
Less: Operating cash flow (generated) used by non-mine site activity(1)	12.0	7.3	(7.6)	19.4	(146.0)
Cash flow from operating mine sites	$59.4	$55.7	$77.7	$115.1	$140.6

Mineral property, plant and equipment additions	$139.1	134.4	131.4	$273.5	285.9
Less: Capital expenditures relating to development projects and corporate and other non-cash additions	(108.3)	(85.5)	(114.5)	(193.8)	(231.9)
Capital expenditure from operating mine sites	30.8	49.0	16.9	79.7	54.0
Lease payments related to non-sustaining capital items	5.9	7.5	4.3	13.4	9.1
Non-sustaining exploration expense	1.0	2.3	4.0	3.2	5.8
Total mine-site free cash flow before changes in non-cash working capital	$21.7	$(3.0)	$52.4	$18.8	$71.7
(Increase) decrease in non-cash working capital	(78.2)	(29.8)	(61.3)	(108.0)	(113.3)
Total mine site free cash flow after changes in non-cash working capital	$(56.5)	$(32.8)	$(8.9)	$(89.2)	$(41.6)

(1) Includes taxes paid and proceeds from gold prepayments that are not factored into mine-site free cash flow and are included in operating cash flow before non-cash changes in working capital in the statement of cash flows.

AISC Contribution Margin, EBITDA and Adjusted EBITDA

The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use AISC contribution margin, AISC contribution margin per gold ounce sold, EBITDA and adjusted EBITDA to evaluate the Company's performance and ability to generate cash flows and service debt.

AISC contribution margin is defined as revenue less AISC. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes of warrants, foreign exchange contracts and gold contracts; unrealized foreign exchange gains and losses, transaction costs, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets.

The following tables provide the calculation of AISC contribution margin, EBITDA and adjusted EBITDA, as calculated by the Company :

AISC Contribution Margin

	Three months ended			Six months ended
$'s in millions	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Revenue	$269.4	$241.3	$271.6	$510.8	$505.7
Less: silver revenue	(0.7)	(0.6)	(0.7)	(1.3)	(1.0)
Less: AISC	(214.5)	(227.2)	(207.4)	(441.7)	(411.8)
Less: Greenstone revenue(1)	$(24.0)	$-	$-	$(24.0)	$-
AISC contribution margin	$30.3	$13.6	$63.5	$43.8	$92.9
Gold oz sold	115,423	116,504	138,094	231,927	261,389
Less: Greenstone gold oz sold(1)	(10,358)	-	-	(10,358)	-
Adjusted gold oz sold	105,065	$116,504	$138,094	221,569	$261,389
AISC contribution margin per oz sold	$288	$116	$460	$198	$355

(1) Greenstone results have been excluded from the calculation of AISC contribution margin for the three and six months ended June 30, 2024 as the mine has not yet achieved commercial production.

EBITDA and Adjusted EBITDA

	Three months ended			Six months ended
$'s in millions	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Net income (loss)	$283.8	(42.8)	5.4	$241.0	22.8
Income tax expense (recovery)	163.5	8.5	(0.8)	172.1	(10.4)
Depreciation and depletion	44.4	46.4	48.4	90.8	95.9
Finance expense	20.7	17.4	14.3	38.1	27.0
Finance income	(2.4)	(2.0)	(3.3)	(4.3)	(6.3)
EBITDA	$509.9	$27.7	$64.0	$537.6	$129.0
Non-cash share-based compensation expense	2.8	2.4	1.8	5.2	3.4
Unrealized (gain) loss on gold contracts	(0.2)	10.6	(7.9)	10.4	(2.5)
Unrealized (gain) loss on foreign exchange contracts	19.3	18.4	(13.8)	37.6	(26.8)
Unrealized (gain) loss on power purchase agreement	(2.5)	(1.9)	7.2	(4.5)	7.2
Unrealized foreign exchange (gain) loss	(7.3)	(5.7)	3.6	(13.0)	6.0
Share of net (income) loss of investment in associate	(0.3)	(0.4)	1.1	(0.7)	17.1
Gain on remeasurement of previously held interest in Greenstone	(470.4)	-	-	(470.4)	-
Transaction costs	0.8	-	-	0.8	-
Other (income) expense	(0.8)	1.2	14.9	0.3	(5.3)
Adjusted EBITDA	$51.3	$52.2	$70.9	$103.5	$127.9

Adjusted Net Income and Adjusted EPS

Adjusted net income and adjusted EPS are used by management and investors to measure the underlying operating performance of the Company. Adjusted net income is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined by IFRS.

The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:

	Three months ended			Six months ended
$'s and shares in millions	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Net income (loss) attributable to Equinox Gold shareholders	$283.8	$(42.8)	$5.4	$241.0	$22.8
Add (deduct):
Non-cash share-based compensation expense	2.8	2.4	1.8	5.2	3.4
Unrealized (gain) loss on gold contracts	(0.2)	10.6	(7.9)	10.4	(2.5)
Unrealized (gain) loss on foreign exchange contracts	19.3	18.4	(13.8)	37.6	(26.8)
Unrealized (gain) loss on power purchase agreement	(2.5)	(1.9)	7.2	(4.5)	7.2
Unrealized foreign exchange (gain) loss	(7.3)	(5.7)	3.6	(13.0)	6.0
Gain on remeasurement of previously held interest in Greenstone	(470.4)	-	-	(470.4)	-
Share of net (income) loss of investment in associate	(0.3)	(0.4)	1.1	(0.7)	17.1
Transaction costs	0.8	-	-	0.8	-
Other (income) expense	(0.8)	1.2	14.9	0.3	(5.3)
Income tax impact related to above adjustments	146.6	1.2	(1.1)	147.8	(1.2)
Unrealized foreign exchange (gain) loss recognized in deferred tax expense	22.5	2.7	(17.5)	25.1	(29.8)
Adjusted net income (loss)	$(5.8)	$(14.4)	$(6.3)	$(20.2)	$(9.3)

Basic weighted average shares outstanding	392.5	324.0	312.8	358.2	312.2
Diluted weighted average shares outstanding	471.5	324.0	316.4	435.7	315.7
Adjusted income (loss) per share - basic	$(0.01)	$(0.04)	$(0.02)	$(0.06)	$(0.03)
Adjusted income (loss) per share - diluted	$(0.01)	$(0.04)	$(0.02)	$(0.06)	$(0.03)

Net Debt

The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use net debt to evaluate the Company's performance. Net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performances prepared in accordance with IFRS. Net debt is calculated as the sum of the current and non-current portions of loans and borrowings, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

$'s in millions	June 30, 2024	March 31, 2024	December 31, 2023
Current portion of loans and borrowings	$138.0	$275.6	$138.6
Non-current portion of loans and borrowings	1,338.4	653.5	786.4
Total debt	1,476.4	929.1	925.0
Less: Cash and cash equivalents (unrestricted)	(167.5)	(125.3)	(192.0)
Net debt	$1,308.9	$803.8	$733.0

Technical Information

Doug Reddy, MSc, P.Geo., Chief Operating Officer, is a Qualified Person under National Instrument 43-101 for Equinox Gold and has reviewed and approved the technical information in this document.

Cautionary Notes & Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information or financial outlook information. Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any future-oriented financial information or financial outlook information. Forward-looking statements and forward-looking information in this news release relate to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities, growth potential and future financial or operating performance, including investment returns; the Company's production and cost guidance; the timing for and Company's ability to successfully advance its growth and development projects, including achieving commercial production at Greenstone and the expansions at Castle Mountain, Los Filos and Aurizona; the Company's ability to pay the deferred payment in connection with the acquisition of the remaining 40% of Greenstone; the Company's ability to repay the convertible notes due in October 2024; the anticipated timeframe for residual leaching at Castle Mountain; the anticipated timing of recoveries from Mesquite's heap leach pad; the Company's ability to successfully renegotiate existing land access agreements at Los Filos and the anticipated impact on Los Filos if those negotiations are unsuccessful; the anticipated impact of the geotechnical event in the Piaba pit on planned 2024 production from Aurizona; the effectiveness the Company's remediation activities to enhance stability of the Piaba pit and nearby infrastructure and ability to develop a plan to remediate the long-term stability as well as to continue partial mining of the Piaba pit; the strength of the Company's balance sheet, and the Company's liquidity and future cash requirements; the expectations for the Company's investments in Versamet and Bear Creek; and the conversion of Mineral Resources to Mineral Reserves.

Forward-looking statements or information generally identified by the use of the words "believe", "will", "achieve", "strategy", "increase", "plan", "vision", "improve", "potential", "intend", "anticipate", "expect", "estimate", "on track", "target", "objective", and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct.

The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: Equinox Gold's ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; existing assets are retained and continue to produce at current rates; expectations regarding the impact of macroeconomic factors on the Company's operations, share price performance and gold price; prices for gold remaining as estimated; currency exchange rates remaining as estimated; availability of funds for the Company's projects and future cash requirements; prices for energy inputs, labour, materials, supplies and services remaining as estimated; achieving commercial production at Greenstone in accordance with current expectations; the expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations; the Company's ability to identify and implement opportunities to mitigate the impact of the geotechnical event at Aurizona; the mine plans outlined in the technical reports for each project, including estimated development schedules, are unchanged; tonnage of ore to be mined and processed and ore grades and recoveries are consistent with mine plans; capital, decommissioning and reclamation estimates remaining as estimated; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action; the Company's working history with the workers, unions and communities at Los Filos; the Company's ability to achieve anticipated social and economic benefits for its host communities; all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company's ability to comply with environmental, health and safety laws and other regulatory requirements, including clarification of requirements for compliance with the Canadian Competition Act relating to the Company's disclosure about environmental performance; the Company's ability to achieve its objectives related to environmental performance; the strategic visions for Versamet and Bear Creek and their respective abilities to successfully advance their businesses; the ability of Bear Creek to meet its payment commitments to the Company; and the ability of Equinox Gold to work productively with its Indigenous partners at Greenstone. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; recent market events and conditions; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, geotechnical failures, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous populations; the effect of blockades and community issues on the Company's production and cost estimates; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including mining, environmental and export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry; the failure by Bear Creek to meet its commitments to the Company; and those factors identified in the section titled "Risks and Uncertainties" in Equinox Gold's MD&A dated February 21, 2024 for the year ended December 31, 2023, and in the section titled "Risks Related to the Business" in the Company's most recently filed Annual Information Form which are both available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Disclosure regarding the Company's mineral properties, including with respect to mineral reserve and mineral resource estimates included in this news release, was prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the "SEC") generally applicable to U.S. companies. Accordingly, information contained in this news release is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.